Psyence Biomedical Ltd.
121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario MK5 2K1

August 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re:	Psyence Biomedical Ltd.

Registration Statement on Form F-1

Filed August 19, 2024

File No. 333-281644

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Psyence Biomedical Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time on Wednesday, August 28, 2024, or as soon as thereafter practicable.

Very truly yours,

PSYENCE BIOMEDICAL LTD.

By:	/s/ Neil Maresky
Name:	Neil Maresky
Title:	Chief Executive Officer